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                             ANSYS DIAGNOSTICS, INC.
                            25200 Commercentre Drive
                           Lake Forest, CA 92630-8810
                                 (949) 770-9381

                                  July 2, 1999

Via Facsimile and Edgar
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      Ansys Diagnostics, Inc. (File No. 333-72665)
                  Form RW - Application for Withdrawal

Ladies and Gentlemen:

                  Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Ansys Diagnostics, Inc., a Delaware corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-72665, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on February 19, 1999.

                  Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 2,875,000 shares of its Common Stock, $.0001 par value per share (the "Shares"), for issuance to the public. The Registrant believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares, and that completing a discretionary financing on unfavorable terms would not be in the best interests of the Registrant or its stockholders at this time. No securities have been sold under the Registration Statement and no activity in pursuit of this offering has taken place since May 31, 1999. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

                  Should you have any questions regarding this matter, please do not hesitate to contact the undersigned, or Ellen Bancroft (949/790-6410) at Brobeck, Phleger & Harrison LLP, legal counsel to the Registrant.

                                              Sincerely,

                                              ANSYS DIAGNOSTICS, INC.



                                              By: /s/ SUZANNE M. DAVID
                                                  ------------------------------
                                                  Suzanne M. David,
                                                  Chief Financial Officer